eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

October 24, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms. Jennifer Thompson

Mr. Jarrett Torno

Re:	eBay Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed January 31, 2014

File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated September 25, 2014 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 4

Payments, page 6

1.

We note your disclosure on page 7 regarding your partnership with Discover in the U.S., similar relationships with merchant acquirers and electronic point of sale providers in the U.S. and Europe, and PayPal Here in certain countries. Please tell us what consideration was given to disclosing any metrics and revenue amounts associated with these offerings to allow your readers to understand the significance of these relationships to your results, or if the impact is not material, making a statement to that effect. In your response, please quantify for us the financial impact of these platforms.

Company response:

The arrangement with Discover and similar relationships with merchant acquirers and electronic point of sale providers in the U.S. and Europe and from transactions processed through PayPal Here devices were undertaken to expand our offline strategy of our Payments segment. During 2013, the revenue from the Discover relationship in the U.S., similar relationships with merchant acquirers and electronic point of sale providers in the U.S. and Europe and transactions processed through PayPal Here devices in the aggregate represented less than 1% of our total Payments net transaction revenues. We have not disclosed this information separately as it is not material. We intend to continue to pursue additional opportunities to expand our offline strategy, which is why we discuss these initiatives in our business overview. The revenue generated through these platforms is similar in nature to our other Payments net transaction revenues as the revenue generated is calculated as a percentage of the related TPV. As such, we do not disaggregate this information in our disclosures. To the extent that the revenue from transactions processed through these relationships becomes material, we will disclose this information where applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

2.	We read that GMV is the total value of all successfully closed items between users on your Marketplaces trading platforms (excluding eBay’s classifieds websites, brands4friends and Shopping.com) during the applicable period, regardless of whether the buyer and seller actually consummated the transaction. Please tell us and revise your disclosure to clearly explain why GMV does not consider whether the transaction was consummated.

Company response:

GMV is a volume metric representing items processed through our Marketplaces platforms. The purpose of the metric is to provide information on the volume of closed transactions for a period that flow through our Marketplaces segment and a useful measure of overall transaction volume. We use GMV as it has a high correlation to our Marketplaces net transaction revenues. We do not believe that the inclusion of closed transactions that are not ultimately consummated reduces the meaningfulness or usefulness of our GMV metric. In future filings beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2014, we will include a statement similar to the following, with such changes as may be necessary to reflect changed circumstances: “We believe that GMV provides a useful measure of the overall volume of closed transactions that flow through our Marketplaces trading platforms in a given period, notwithstanding the inclusion in GMV of closed transactions that are not ultimately consummated.”

Results of Operations, page 63

Marketplaces Net Transaction Revenues, page 66

3.	You state that the percentage increase in Marketplaces net transaction revenues was consistent with the increase in GMV excluding vehicles. Your statement implies that you expect a direct relationship between the change in Marketplaces net transaction revenues and the change in GMV excluding vehicles; however, it is unclear to us why you expect a direct relationship. Please tell us and disclose in reasonable detail why you expect a direct relationship between these two items. Your response should quantify the percentage of Marketplaces net transaction revenues consisting of fees based on a percentage of GMV excluding vehicles. In this regard, we note your statement on page 5 that the majority of your Marketplaces revenue comes from a take rate on GMV; however, if a significant portion of your Marketplaces net transaction revenue is not generated as a percentage of GMV, it appears that additional disclosures would be necessary to explain the factors that contributed to fluctuations or stability in that portion of your revenue. Also explain whether and why your take rate is a consistent percentage of GMV from year to year. Your response also should explain why the change in revenue is not expected to be influenced by vehicle sales.

Company response:

As noted in our consolidated financial statements in the Form 10-K, for the years 2012 and 2013 GMV (excluding vehicles) grew 12% and 13%, respectively, in each case compared to the prior year. For the years 2012 and 2013 our Marketplaces net transaction revenues (excluding vehicles) increased approximately 13% for each period.

As stated in Note 1 to our consolidated financial statements in the Form 10-K, our Marketplaces segment generates net transaction revenues primarily from listing fees and final value fees. The revenue from both of these fees is driven by volume. Listing fees consist of insertion fees and feature fees and are stated as a fixed amount per listing while final value fees are calculated as a percentage of the final selling price of an item closed on our Marketplaces platforms. For the year ended December 31, 2013, final value fees were approximately 89% of total Marketplaces net transaction revenues, indicating a high degree of correlation between GMV (our volume metric) and net transaction revenues.

Take rate (excluding vehicles) is calculated as total net transaction revenue divided by GMV (excluding vehicles). Our take rate is relatively consistent year to year, with our take rate (excluding vehicles) at 8.59%, 8.62% and 8.59% for 2011, 2012 and 2013, respectively. Absent material changes in pricing due to competitive or other market factors, we would expect take rate to be consistent from period to period.

Revenue generated as a percentage of GMV is not expected to be influenced by vehicles as we earn revenue on vehicles listings differently than other categories. Revenue from vehicles is derived primarily from a subscription fee model, where a flat fee is charged. In light of this, during the first quarter of 2014 we reclassified revenues from our vehicles category from net transaction revenues to marketing services and other revenue, as this revenue stream now more closely aligns with our classifieds formats. This change has been applied retrospectively so, going forward, vehicles GMV will have no impact on Marketplaces net transaction revenue and the prior periods presented will be presented on a comparable basis.

4.	You state on page 66 that your increase in net transaction revenues was due in part to growth in mobile. On pages 5 and 7, you describe the payment volume processed through mobile devices during 2013 for your Marketplaces and Payments segments, respectively. Additionally, on your January 22, 2014 earnings call, you discuss the combined 88% growth in your mobile-enabled commerce volume for eBay and PayPal. Furthermore, you disclose on page 7 that your acquisition of Braintree was completed to help strengthen your position in mobile payments and extend your coverage to a new class of retailers. As these statements may imply that growth in mobile is a significant component of your business strategy, and you disclose on page 66 in MD&A that it was one of the reasons for the growth in your Marketplaces segment’s net transaction revenues, please tell us and disclose the revenue generated from your mobile platforms for the periods presented for applicable reportable segments.

Company response:

Growth in mobile volume is a significant component of our business strategy. As the lines between online and offline commerce blur, mobile has become an increasingly important source of volume on our Marketplaces platforms and Payments networks. In both of our segments, transactions may be executed online or on mobile devices. Regardless of the technology used, transaction fees charged and revenue generated are identical; therefore, we do not separately report revenues generated from transactions executed utilizing a mobile device. We report transaction volume executed utilizing a mobile device because we believe this demonstrates the increasing importance of our mobile device offerings.

In future filings we will make clear that the reference to mobile growth refers to mobile volume rather than growth in Marketplaces or Payments net transaction revenues.

Payments Net Transaction Revenues, page 66

5.	You state that Payments net transaction revenues increased primarily due to net TPV growth. Your statement implies that you expect a direct relationship between the change in Payments net transaction revenues and the change in net TPV; however, it is unclear to us why you expect a direct relationship. Please tell us and disclose in reasonable detail why you expect a direct relationship between these two items. Your response should quantify the percentage of Payments net transaction revenues consisting of fees based on a percentage of net TPV. In this regard, we note your statement on page 6 that the majority of your Payments revenue comes from a take rate on net TPV; however, if a significant portion of your Payments net transaction revenue is not generated as a percentage of net TPV, it appears that additional disclosures would be necessary to explain the factors that contributed to fluctuations or stability in that portion of your revenue.

Company response:

As noted in our consolidated financial statements in the Form 10-K, for the years 2012 and 2013 net TPV grew at 22% and 24%, respectively, in each case compared to the prior year. For the years 2012 and 2013 our Payments net transaction revenues grew at 25% and 18%, respectively. In MD&A in the Form 10-K, we disclosed that the wider gap between net TPV growth and Payments net transaction revenue growth is caused primarily by a shift to larger merchants comprising a greater percentage of our net TPV.

As stated in Note 1 to our consolidated financial statements in the Form 10-K, our Payments segment earns net transaction revenues primarily from processing transactions for customers. The Payments net transaction revenue from these fees is driven by volume. For the year ended December 31, 2013, greater than 95% of our Payments net transaction revenues were generated from fees (or “take rate”) applied to the net TPV that we enable, indicating a high degree of correlation between net TPV (our volume metric) and net transaction revenues.

6.	You state that the increase in net TPV was offset by a lower take rate and the impact of foreign currency movements and hedging. Please tell us and disclose the relative impact of each of these two factors that reduced your Payments net transaction revenue. We believe it is important to disclose the relative significance of each factor you have listed so that your investors can better assess the likelihood that past results are indicative of future results. Also tell us whether, at the time you prepared this Form 10-K, you reasonably expected the take rate to remain the same in 2014 or whether you expected the shift to larger merchants who pay lower rates to continue, resulting in a lower take rate in 2014, and how you determined you did not need to disclose your expectations as to whether this was a trend that would continue.

Company response:

The lower take rate is derived primarily from a higher portion of net TPV with larger merchants who typically pay lower rates. As the portion of our net TPV with larger merchants has recently increased, our Payments net transaction revenue has also increased. At the time we prepared the Form 10-K, we could not reasonably predict whether the increase in net TPV generated from larger merchants would continue in the future. Additionally, lower take rates are generally provided to large merchants in return for higher payments volume. As a result, these lower take rates are partially offset by the positive impact of higher volumes. For this reason, at the time we prepared the Form 10-K, we did not believe that a shift to larger merchants would have a material impact on our Payments net transaction revenues.

We have disclosed in our Summary of Net Revenues on Page 64 of our Form 10-K, the impact of foreign currency on the net revenues of our Payments segment. Foreign currency movements relative to the U.S. dollar for the year ended December 31, 2013 negatively impacted Payments net revenues by approximately $11 million compared to the prior year (inclusive of the impact of hedging activities).

Enterprise Net Transaction Revenues, page 67

7.	You state that Enterprise net transaction revenues increased primarily due to the increase in Merchandise Sales, partially offset by a lower take rate. Given the net increase in Enterprise net transaction revenues of 6%, the lower take rate appears to have significantly influenced the revenue from this segment. Please tell us and disclose why this segment experienced a lower take rate in 2013. Also tell us whether, at the time you prepared this Form 10-K, you reasonably expected the take rate to remain the same in 2014 or whether you expected the take rate to continue to decline in 2014, and how you determined you did not need to disclose your expectations as to whether this was a trend that would continue.

Company response:

There are multiple factors that influence our Enterprise take rate. These factors include volume, customer mix and channel mix and the relative impact of these factors can vary on an ongoing basis. Moreover, as in the case of our Payments segment, lower take rates are typically granted to customers in return for higher volumes, and these higher volumes partially offset the lower take rates. Accordingly, at the time that we prepared the Form 10-K we were not able to predict how these factors would impact overall take rates in 2014 and, in any event, we did not believe that any decline in take rates would have a material impact on our Enterprise net transaction revenues.

Liquidity and Capital Resources, page 72

Commitments and Contingencies, page 74

8.	Reference is made to your table of fixed contractual obligations and commitments as of December 31, 2012 on page 71 within your Form 10-K for the fiscal year ended December 31, 2012. We note the amounts included in the “Purchase Obligations” column of the table for the years ending December 31, 2014, 2015, 2016 and 2017 have decreased significantly when compared to the amounts presented for the same periods in your table as of December 31, 2013 presented on page 75 of your Form 10-K for the fiscal year ended December 31, 2013. As you disclose on page 75 that purchase obligation amounts are minimum purchase commitments, please explain to us in detail the reason for the significant decreases from the prior year, and tell us how you determined no disclosure concerning this matter was necessary.

Company response:

The amounts presented for Purchase Obligations in the Form 10-K were incorrectly reported. However, had we included the correct amounts in this column, it would not have altered our conclusions regarding the adequacy of our liquidity and capital resources that appeared in the Form 10-K nor do we believe that it would have materially altered the total mix of information provided in the Form 10-K. We thank the Staff for calling this to our attention and will ensure that this column includes accurate information in our future filings on Form 10-K.

Item 15. Exhibits and Financial Statement Schedule, page 83

Notes to Consolidated Financial Statements, page F-8

Note 5 – Segments, page F-19

9.	We note that you disclose revenue in two categories for each segment: net transaction revenues and marketing services and other revenues. Please tell us how you concluded this disclosure meets the objective of ASC 280-10-50-40 and how you considered further disaggregation of your revenue streams. As part of your response, please explain to us in more detail the nature of each revenue stream included in each of these two categories, including clarifying differences in the fee structure and resulting differences in the level of control you have over the amount of revenue generated (e.g. negotiated fixed dollar amount, percentage of an underlying that is outside of your control, or amount determined through auction), and explain how you concluded that the nature of each revenue stream that has been aggregated was similar enough to warrant such aggregation. Based on the disclosures in your filing, it appears the revenue streams you should separately address in your response include listing fees, final value fees, fees paid by merchants for payment processing services, ecommerce service fees, the sale of advertisements, revenue sharing arrangements, classifieds fees, marketing service fees, lead referral fees, and interest and other fees categorized as other revenue. If any revenue stream has been aggregated with dissimilar revenue streams because it is not material for separate disclosure, please also explain this in your response.

Company response:

We generate two types of net revenues: net transaction revenues and marketing services and other revenues. Please see below for further details on both types of net revenues.

Transaction revenues are generated through fees per transaction charged for services provided directly to merchants or consumers. Transaction Revenues are defined as service fees earned on GMV, TPV or Merchandise Sales. This includes all listing fees, final value fees, fees paid by merchants for payment processing services and ecommerce service fees. The fee structure for these revenues is generally based on a percentage of GMV, TPV or Merchandise Sales (GMV, TPV or Merchandise Sales are outside of our control). The similarity in how these revenues are earned supports the presentation of these revenue streams.

Marketing Services and Other Revenue – Marketing Services and Other Revenues are defined as follows:

•	Marketing Services

o	Derived principally from the sale of advertisements, revenue sharing arrangements, classifieds fees, marketing service fees and lead referral fees. The fee structures for Marketing Services revenues are generally based on negotiated fixed and variable dollar amounts, or a percentage of an underlying that is outside of our control.

•	Other

o

Derived principally from interest and fees earned on the PayPal Credit (formerly Bill Me Later) portfolio of receivables from loans, interest earned on certain PayPal customer account balances and fees from contractual arrangements with third parties that provide services to our users. The fee structure for Other revenues, consisting primarily of interest and fees earned on the PayPal Credit portfolio of loan receivables, is based on contractual interest and fee rates. Our discussion of Marketing Services and Other Revenues on page 67 of the Form 10-K discusses that growth in our Bill Me Later portfolio of loan receivables was a driver of Marketing Services and Other revenue in the year ended December 31, 2013.

The Other revenue stream is not material and is presented with the Marketing Services revenue stream, though it is dissimilar.

Note 7- Fair Value Measurements of Assets and Liabilities, page F-23

10.	We note that you have included a line item in your table of assets and liabilities measured at fair value on a recurring basis under the fair value hierarchy on page F-23 entitled “Funds receivable and customer accounts,” categorized as a level 2 fair value measurement, as of December 31, 2013 and that this line item is not included in the table on page F-24 as of December 31, 2012. We also note your disclosure on page F-11 regarding how customer funds are not comingled with corporate funds and are maintained in separate interest and non-interest bearing band deposits, time deposits and government and agency securities with maturity dates of less than one year. We further note your disclosure on page F-24 regarding the amount of funds receivable and customer accounts invested in short-term investments. We have the following comments:

•	Provide us with a summary of the nature, amounts and, if applicable, maturity dates of investments that are included in the “Funds receivable and customer accounts” line item on page F-23.

•	Tell us why a line item was included in the table as of December 31, 2013 and not as of December 31, 2012.

•	Describe in detail whether there has been a change since the prior year in how customer funds are held, deposited or invested.

•	As you have indicated the amounts within the “Funds receivable and customer accounts” line item are measured at fair value on a recurring basis, please tell us the amount of any unrealized gain or loss recorded on these amounts during the year ended December 31, 2013.

Company response:

•	Provide us with a summary of the nature, amounts and, if applicable, maturity dates of investments that are included in the “Funds receivable and customer accounts” line item on page F-23.

The balance of $3.6 billion as of December 31, 2013 is mainly comprised of $3.4 billion of U.S Treasury bills which consists of $1.2 billion with maturities of less than 90 days and $2.2 billion with maturities of less than one year as of December 31, 2013.

•	Tell us why a line item was included in the table as of December 31, 2013 and not as of December 31, 2012.

Historically, PayPal maintained the customer funds in interest and non-interest bearing bank deposits, including time deposits with maturity dates of less than one year. Accordingly, as disclosed below the hierarchy table on page F-23, fair value of customer accounts (i.e., the assets underlying customer balances) approximated cost and was not separately identified in the table. However, beginning January 1, 2013, our investment strategy regarding the assets underlying customer balances was broadened to include government and agency debt securities with maturity dates of less than one year. Consequently, the line item was added beginning in 2013 to comply with the fair value disclosure requirements per ASC 820 Fair Value Measurement.

•	Describe in detail whether there has been a change since the prior year in how customer funds are held, deposited or invested.

We continue to separate the assets underlying customer balances from corporate funds and do not use the assets underlying customer balances for our operating expenses or for any other corporate purposes. However, effective January 1, 2013, FDIC insurance protection for non-interest bearing deposits without limitation to balance was removed (i.e., FDIC insurance only covers up to $250,000). As a result, the investment strategy was broadened to include government (U.S. and foreign) and agency debt securities with maturity dates of less than one year, as it was considered the most risk-free and liquid alternative while reducing counterparty risk, consistent with management’s primary intent to preserve the principal balance of the customer balances.

•	As you have indicated the amounts within the “Funds receivable and customer accounts” line item are measured at fair value on a recurring basis, please tell us the amount of any unrealized gain or loss recorded on these amounts during the year ended December 31, 2013.

As of December 31, 2013, unrealized gain was $87,530 (0.0025% of fair value of total securities). Please note that there was no period during 2013 in which the unrealized gain/loss exceeded 0.01% of fair value of total securities.

Note 16 – Income Taxes, page F-37

11.	We note your disclosure on page F-38 that you provided U.S. tax on approximately $450 million of your non-U.S. earnings which you expect to repatriate in the future. Please explain these facts and circumstances in further detail, including what drove the decision of expected repatriation, and specifically tell us whether this is a change from a prior conclusion of indefinite reinvestment.

Company response:

On a regular basis, we develop cash forecasts to estimate our cash needs internationally and domestically. We consider projected cash needs for, among other things, investments in our existing businesses, potential acquisitions and capital transactions, including repurchases of our common stock and debt repayments. We estimate the amount of cash available or needed in the jurisdictions where these investments are expected, as well as our ability to generate cash in those jurisdictions and our access to capital markets.

Based on this analysis, in 2013 we determined that it was appropriate to provide U.S. tax on a portion of our non-U.S. earnings. This is supported by specific reinvestment plans for foreign indefinitely reinvested earnings, balanced with domestic cash sources and cash needs (including unremitted foreign earnings on which U.S. taxes have been provided pursuant to our indefinite reinvestment assertion).

Accordingly, we provided U.S. tax on approximately $450 million of our 2013 non-U.S. earnings which we expect to repatriate in the future. Therefore, U.S. tax provided on approximately $450 million of non-U.S. earnings does not relate to changes in prior years indefinite reinvestment assertions.

Exhibit 23.01

12.	Please confirm to us that you received a signed consent from your auditors. Additionally, please ensure in future filings that the auditors’ consent contains a conforming signature as required by Regulation S-T.

Company response:

We confirm that we received a signed consent from our auditors for the Form 10-K and will ensure that in future filings the auditors’ consent contains a conforming signature as required by Regulation S-T.

*            *             *

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

Very truly yours, eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer